FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of April, 2008


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            21 April 2008, Annual Information Update

Exhibit 99



                                  Unilever PLC

                            Annual Information Update

                       FOR THE 12 MONTHS TO 18 APRIL 2008

In accordance with Prospectus Rule 5.2, the following information and documents were published, or made available to the public in compliance with relevant laws and regulations since its last information update on 25 April 2007.

This annual information update is required by and is being made pursuant to
Article 10 of the Prospectus Directive as implemented in the United Kingdom (Prospectus Rule 5.2) and not for any other purpose and neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information which it contains. This information is not necessarily up to date as at the date of this annual information update and the Company does not undertake any obligation to update any such information in the future. Furthermore, such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction. This annual information update does not constitute an offer of any securities addressed to any person and should not be relied on by any person.


1.   ANNOUNCEMENTS MADE VIA A REGULATORY INFORMATION SERVICE (LONDON STOCK
     EXCHANGE)

Description of the nature  Place of  Where              Date of Publication
of the Information         Filing    information can
                                     be obtained

Transaction in Own Shares  London    RNS                      18 April 2008
Transaction in Own Shares  London    RNS                      17 April 2008
Transaction in Own Shares  London    RNS                      16 April 2008
Director/PDMR Shareholding London    RNS                      15 April 2008
Transaction in Own Shares  London    RNS                      15 April 2008
Transaction in Own Shares  London    RNS                      14 April 2008
Transaction in Own Shares  London    RNS                      11 April 2008
Transaction in Own Shares  London    RNS                      10 April 2008
Transaction in Own Shares  London    RNS                       9 April 2008
Transaction in Own Shares  London    RNS                       8 April 2008
Transaction in Own Shares  London    RNS                       7 April 2008
Transaction in Own Shares  London    RNS                       4 April 2008
Transaction in Own Shares  London    RNS                       3 April 2008
Transaction in Own Shares  London    RNS                       2 April 2008
Transaction in Own Shares  London    RNS                       1 April 2008
Annual Report and Accounts London    RNS                      27 March 2008
Director/PDMR Shareholding London    RNS                      26 March 2008
Director/PDMR Shareholding London    RNS                      26 March 2008
Director/PDMR Shareholding London    RNS                      26 March 2008
Director/PDMR Shareholding London    RNS                      26 March 2008
Director/PDMR Shareholding London    RNS                      26 March 2008
Transaction in Own Shares  London    RNS                      25 March 2008
Transaction in Own Shares  London    RNS                      20 March 2008
Transaction in Own Shares  London    RNS                      19 March 2008
Transaction in Own Shares  London    RNS                      18 March 2008
Director/PDMR Shareholding London    RNS                      17 March 2008
Transaction in Own Shares  London    RNS                      17 March 2008
Transaction in Own Shares  London    RNS                      14 March 2008
Transaction in Own Shares  London    RNS                      12 March 2008
Transaction in Own Shares  London    RNS                      12 March 2008
Director/PDMR Shareholding London    RNS                      12 March 2008
Transaction in Own Shares  London    RNS                      11 March 2008
Publication of Prospectus  London    RNS                      11 March 2008
Transaction in Own Shares  London    RNS                      10 March 2008
Transaction in Own Shares  London    RNS                       7 March 2008
Transaction in Own Shares  London    RNS                       6 March 2008
Transaction in Own Shares  London    RNS                       5 March 2008
Transaction in Own Shares  London    RNS                       4 March 2008
Transaction in Own Shares  London    RNS                       3 March 2008
BOARD CHANGES AT UNILEVER  London    RNS                   28 February 2008
Transaction in Own Shares  London    RNS                   22 February 2008
Transaction in Own Shares  London    RNS                   21 February 2008
Transaction in Own Shares  London    RNS                   20 February 2008
Transaction in Own Shares  London    RNS                   19 February 2008
Transaction in Own Shares  London    RNS                   18 February 2008
Financial Calendar         London    RNS                   18 February 2008
Transaction in Own Shares  London    RNS                   15 February 2008
Transaction in Own Shares  London    RNS                   14 February 2008
Transaction in Own Shares  London    RNS                   13 February 2008
Transaction in Own Shares  London    RNS                   12 February 2008
Director/PDMR Shareholding London    RNS                   12 February 2008
Unilever share buy-back    London    RNS                   11 February 2008
Final Results              London    RNS                    7 February 2008
UNILEVER ACQUIRES INMARKO  London    RNS                    4 February 2008
Notice of Results          London    RNS                    24 January 2008
Director/PDMR Shareholding London    RNS                    11 January 2008
Transaction in Own Shares  London    RNS                   28 December 2007
Transaction in Own Shares  London    RNS                   27 December 2007
Transaction in Own Shares  London    RNS                   24 December 2007
Transaction in Own Shares  London    RNS                   21 December 2007
Financial Calendar         London    RNS                   21 December 2007
Transaction in Own Shares  London    RNS                   20 December 2007
Transaction in Own Shares  London    RNS                   19 December 2007
Transaction in Own Shares  London    RNS                   18 December 2007
Transaction in Own Shares  London    RNS                   17 December 2007
Transaction in Own Shares  London    RNS                   14 December 2007
Director/PDMR Shareholding London    RNS                   13 December 2007
Director/PDMR Shareholding London    RNS                   13 December 2007
Transaction in Own Shares  London    RNS                   13 December 2007
Transaction in Own Shares  London    RNS                   12 December 2007
Transaction in Own Shares  London    RNS                   11 December 2007
Transaction in Own Shares  London    RNS                   10 December 2007
Transaction in Own Shares  London    RNS                    7 December 2007
Director/PDMR Shareholding London    RNS                    7 December 2007
Director/PDMR Shareholding London    RNS                    7 December 2007
Transaction in Own Shares  London    RNS                    6 December 2007
Transaction in Own Shares  London    RNS                    5 December 2007
Transaction in Own Shares  London    RNS                    4 December 2007
Transaction in Own Shares  London    RNS                   30 November 2007
Transaction in Own Shares  London    RNS                   28 November 2007
Transaction in Own Shares  London    RNS                   27 November 2007
Transaction in Own Shares  London    RNS                   26 November 2007
Transaction in Own Shares  London    RNS                   23 November 2007
Transaction in Own Shares  London    RNS                   22 November 2007
Transaction in Own Shares  London    RNS                   21 November 2007
Transaction in Own Shares  London    RNS                   19 November 2007
EUROBOND ISSUE             London    RNS                   14 November 2007
Lawry's and Adolph's sale  London    RNS                   14 November 2007
Transaction in Own Shares  London    RNS                   13 November 2007
Transaction in Own Shares  London    RNS                   12 November 2007
Director/PDMR Shareholding London    RNS                   12 November 2007
Director/PDMR Shareholding London    RNS                   12 November 2007
Transaction in Own Shares  London    RNS                    9 November 2007
Transaction in Own Shares  London    RNS                    8 November 2007
Director/PDMR Shareholding London    RNS                    7 November 2007
Transaction in Own Shares  London    RNS                    7 November 2007
Publication of Prospectus  London    RNS                    6 November 2007
Sale of Boursin            London    RNS                    5 November 2007
Director/PDMR Shareholding London    RNS                    5 November 2007
Transaction in Own Shares  London    RNS                    1 November 2007
3rd Quarter Results        London    RNS                    1 November 2007
Transaction in Own Shares  London    RNS                    31 October 2007
Holding(s) in Company      London    RNS                    29 October 2007
Transaction in Own Shares  London    RNS                    23 October 2007
Transaction in Own Shares  London    RNS                    22 October 2007
Transaction in Own Shares  London    RNS                    18 October 2007
Notice of Results          London    RNS                    18 October 2007
Transaction in Own Shares  London    RNS                    17 October 2007
Transaction in Own Shares  London    RNS                    16 October 2007
Transaction in Own Shares  London    RNS                    15 October 2007
Transaction in Own Shares  London    RNS                    11 October 2007
Transaction in Own Shares  London    RNS                    10 October 2007
Director/PDMR Shareholding London    RNS                     9 October 2007
Transaction in Own Shares  London    RNS                     9 October 2007
Transaction in Own Shares  London    RNS                     8 October 2007
Transaction in Own Shares  London    RNS                     5 October 2007
Transaction in Own Shares  London    RNS                     4 October 2007
Transaction in Own Shares  London    RNS                     3 October 2007
Transaction in Own Shares  London    RNS                     1 October 2007
Transaction in Own Shares  London    RNS                  28 September 2007
Transaction in Own Shares  London    RNS                  28 September 2007
Transaction in Own Shares  London    RNS                  27 September 2007
Director/PDMR Shareholding London    RNS                  27 September 2007
Transaction in Own Shares  London    RNS                  26 September 2007
Transaction in Own Shares  London    RNS                  25 September 2007
Unilever Indonesia         London    RNS                  24 September 2007
Transaction in Own Shares  London    RNS                  24 September 2007
Transaction in Own Shares  London    RNS                  21 September 2007
Transaction in Own Shares  London    RNS                  19 September 2007
Transaction in Own Shares  London    RNS                  18 September 2007
Transaction in Own Shares  London    RNS                  14 September 2007
UNILEVER AND PEPSICO JV    London    RNS                  14 September 2007
Transaction in Own Shares  London    RNS                  14 September 2007
Directorate Change         London    RNS                  14 September 2007
Transaction in Own Shares  London    RNS                  13 September 2007
Transaction in Own Shares  London    RNS                  12 September 2007
Director/PDMR Shareholding London    RNS                  11 September 2007
Transaction in Own Shares  London    RNS                  11 September 2007
Transaction in Own Shares  London    RNS                   7 September 2007
Transaction in Own Shares  London    RNS                   7 September 2007
Transaction in Own Shares  London    RNS                   6 September 2007
Transaction in Own Shares  London    RNS                   5 September 2007
Transaction in Own Shares  London    RNS                   4 September 2007
Transaction in Own Shares  London    RNS                     29 August 2007
Transaction in Own Shares  London    RNS                     28 August 2007
Transaction in Own Shares  London    RNS                     21 August 2007
Transaction in Own Shares  London    RNS                     21 August 2007
Transaction in Own Shares  London    RNS                     20 August 2007
Transaction in Own Shares  London    RNS                     17 August 2007
Transaction in Own Shares  London    RNS                     16 August 2007
Transaction in Own Shares  London    RNS                     15 August 2007
Transaction in Own Shares  London    RNS                     14 August 2007
Transaction in Own Shares  London    RNS                     13 August 2007
Transaction in Own Shares  London    RNS                     10 August 2007
Director/PDMR Shareholding London    RNS                     10 August 2007
Transaction in Own Shares  London    RNS                      9 August 2007
Transaction in Own Shares  London    RNS                      8 August 2007
Transaction in Own Shares  London    RNS                      7 August 2007
Transaction in Own Shares  London    RNS                      6 August 2007
Transaction in Own Shares  London    RNS                      2 August 2007
2nd Quarter Results 2007   London    RNS                      2 August 2007
NEW CHIEF FINANCIAL        London    RNS                      1 August 2007
OFFICER
Transaction in Own Shares  London    RNS                      1 August 2007
Transaction in Own Shares  London    RNS                       31 July 2007
Transaction in Own Shares  London    RNS                       30 July 2007
Transaction in Own Shares  London    RNS                       27 July 2007
Transaction in Own Shares  London    RNS                       26 July 2007
Transaction in Own Shares  London    RNS                       25 July 2007
Transaction in Own Shares  London    RNS                       24 July 2007
Transaction in Own Shares  London    RNS                       23 July 2007
Transaction in Own Shares  London    RNS                       20 July 2007
Transaction in Own Shares  London    RNS                       19 July 2007
2nd Quarter Results Notice London    RNS                       19 July 2007
Transaction in Own Shares  London    RNS                       19 July 2007
Transaction in Own Shares  London    RNS                       17 July 2007
Transaction in Own Shares  London    RNS                       16 July 2007
Transaction in Own Shares  London    RNS                       13 July 2007
Transaction in Own Shares  London    RNS                       12 July 2007
Transaction in Own Shares  London    RNS                       11 July 2007
Director/PDMR Shareholding London    RNS                       10 July 2007
Transaction in Own Shares  London    RNS                       10 July 2007
Transaction in Own Shares  London    RNS                        9 July 2007
Transaction in Own Shares  London    RNS                        6 July 2007
Transaction in Own Shares  London    RNS                        5 July 2007
Transaction in Own Shares  London    RNS                        4 July 2007
Transaction in Own Shares  London    RNS                        3 July 2007
Director/PDMR Shareholding London    RNS                        2 July 2007
Transaction in Own Shares  London    RNS                        2 July 2007
Transaction in Own Shares  London    RNS                       29 June 2007
Transaction in Own Shares  London    RNS                       28 June 2007
Transaction in Own Shares  London    RNS                       27 June 2007
Transaction in Own Shares  London    RNS                       26 June 2007
UNILEVER BRAZIL            London    RNS                       25 June 2007
Director/PDMR Shareholding London    RNS                       25 June 2007
Transaction in Own Shares  London    RNS                       25 June 2007
Director/PDMR Shareholding London    RNS                       22 June 2007
Transaction in Own Shares  London    RNS                       22 June 2007
Transaction in Own Shares  London    RNS                       21 June 2007
Director/PDMR Shareholding London    RNS                       20 June 2007
Transaction in Own Shares  London    RNS                       20 June 2007
Transaction in Own Shares  London    RNS                       19 June 2007
Transaction in Own Shares  London    RNS                       18 June 2007
Transaction in Own Shares  London    RNS                       15 June 2007
Transaction in Own Shares  London    RNS                       14 June 2007
Transaction in Own Shares  London    RNS                       13 June 2007
Transaction in Own Shares  London    RNS                       12 June 2007
Director/PDMR Shareholding London    RNS                       11 June 2007
Director/PDMR Shareholding London    RNS                       11 June 2007
Transaction in Own Shares  London    RNS                       11 June 2007
Transaction in Own Shares  London    RNS                        8 June 2007
Transaction in Own Shares  London    RNS                        4 June 2007
Transaction in Own Shares  London    RNS                        1 June 2007
Transaction in Own Shares  London    RNS                        31 May 2007
Transaction in Own Shares  London    RNS                        30 May 2007
Eurobond Issue             London    RNS                        29 May 2007
Transaction in Own Shares  London    RNS                        29 May 2007
Transaction in Own Shares  London    RNS                        25 May 2007
Director/PDMR Shareholding London    RNS                        24 May 2007
Transaction in Own Shares  London    RNS                        24 May 2007
Transaction in Own Shares  London    RNS                        23 May 2007
Director Declaration       London    RNS                        23 May 2007
Transaction in Own Shares  London    RNS                        22 May 2007
Transaction in Own Shares  London    RNS                        21 May 2007
Transaction in Own Shares  London    RNS                        18 May 2007
Publication of Prospectus  London    RNS                        18 May 2007
Transaction in Own Shares  London    RNS                        17 May 2007
Transaction in Own Shares  London    RNS                        16 May 2007
AGM Statement              London    RNS                        16 May 2007
Transaction in Own Shares  London    RNS                        15 May 2007
Transaction in Own Shares  London    RNS                        14 May 2007
Transaction in Own Shares  London    RNS                        11 May 2007
Director/PDMR Shareholding London    RNS                        11 May 2007
Transaction in Own Shares  London    RNS                        10 May 2007
Transaction in Own Shares  London    RNS                         9 May 2007
Director/PDMR Shareholding London    RNS                         9 May 2007
Transaction in Own Shares  London    RNS                         8 May 2007
Transaction in Own Shares  London    RNS                         4 May 2007
Transaction in Own Shares  London    RNS                         3 May 2007
1st Quarter Results        London    RNS                         3 May 2007
Transaction in Own Shares  London    RNS                         1 May 2007
Transaction in Own Shares  London    RNS                      30 April 2007
Director/PDMR Shareholding London    RNS                      30 April 2007
Transaction in Own Shares  London    RNS                      27 April 2007
Transaction in Own Shares  London    RNS                      26 April 2007
Transaction in Own Shares  London    RNS                      25 April 2007
Annual Information Update  London    RNS                      25 April 2007


Details of all regulatory announcements can be found in full on the London Stock Exchange website at: www.londonstockexchange.com


2.   DOCUMENTS FILED AT COMPANIES HOUSE

Description of the Nature  Place of  Where information can   Date of
of the Information         Filing    be obtained             Publication

Resignation of Director    London    Companies House         20 September 2007
Director's Particulars     London    Companies House          6 September 2007
Changed
Director's Particulars     London    Companies House          4 September 2007
Changed
Director's Particulars     London    Companies House          4 September 2007
Changed
Director's Particulars     London    Companies House          4 September 2007
Changed
Director's Particulars     London    Companies House          4 September 2007
Changed
Director's Particulars     London    Companies House          4 September 2007
Changed
Director's Particulars     London    Companies House          4 September 2007
Changed
Director's Particulars     London    Companies House          4 September 2007
Changed
Director's Particulars     London    Companies House          4 September 2007
Changed
Director's Particulars     London    Companies House          4 September 2007
Changed
Secretary's Particulars    London    Companies House          4 September 2007
Changed
Director's Particulars     London    Companies House          4 September 2007
Changed
Director's Particulars     London    Companies House          4 September 2007
Changed
Director's Particulars     London    Companies House          4 September 2007
Changed
Appointment of Secretary   London    Companies House              24 July 2007
Annual Return              London    Companies House               9 July 2007
Memorandum and Articles of London    Companies House               9 July 2007
Association
Alteration to Memorandum   London    Companies House               9 July 2007
and Articles of
Association
Appointment of Director    London    Companies House               4 July 2007
Appointment of Director    London    Companies House               4 July 2007
Appointment of Director    London    Companies House               4 July 2007
Appointment of Director    London    Companies House               4 July 2007
Resignation of Director    London    Companies House              16 June 2007
Resignation of Secretary   London    Companies House              16 June 2007
Resignation of Director    London    Companies House              16 June 2007
Resignation of Director    London    Companies House              16 June 2007
Alteration to Articles of  London    Companies House               6 June 2007
Association
Report and Accounts 2006   London    Companies House               6 June 2007

Copies of these documents can be found on the Companies House Direct website at: www.direct.companieshouse.gov.uk or by contacting Companies House, Crown Way, Maindy, Cardiff CF14 3UZ


3. DOCUMENTS PUBLISHED OR SENT TO SHAREHOLDERS OR FILED WITH THE UKLA VIEWING FACILITY

Date               Description

27 March 2008      Unilever Annual Report and Accounts 2007

                   Unilever Annual Review and Summary Financial Statement 2007 Unilever Annual Report on Form 20-F 2007
                   Chairman's Letter and Notice of Meeting of Unilever PLC; and Proxy Forms

18 May 2007        Publication of Prospectus - Information Memorandum dated
                   15th May 2007 relating to a U.S.$15,000,000,000 Debt
                   Issuance Programme with Unilever N.V., Unilever PLC and
                   Unilever (Holdings) Japan K.K. as issuers.

Documents submitted to the FSA can be viewed at the Document Viewing Facility situated at The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.


4.   DOCUMENTS LODGED WITH THE SECURITIES AND EXCHANGE COMMISSION

Unilever PLC is listed on the New York Stock Exchange and has submitted filings to the US Securities and Exchange Commission ("SEC")

Format     Description                                   Date

6-K        Report of foreign issuer (Rules 13a-16 and    17 April 2008
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and    17 April 2008
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and    16 April 2008
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and    16 April 2008
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and    14 April 2008
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and    14 April 2008
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and    11 April 2008
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and    10 April 2008
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and     9 April 2008
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and     8 April 2008
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and     4 April 2008
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and     4 April 2008
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and     3 April 2008
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and     2 April 2008
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and    31 March 2008
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and    31 March 2008
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and    31 March 2008
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and    31 March 2008
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and    31 March 2008
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and    27 March 2008
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and    27 March 2008
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and    27 March 2008
           15d-16)
20-F       Annual and transition report of foreign       27 March 2008
           private issuers (Sections 13 or 15(d))
6-K        Report of foreign issuer (Rules 13a-16 and    26 March 2008
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and    26 March 2008
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and    25 March 2008
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and    18 March 2008
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and    18 March 2008
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and    18 March 2008
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and    17 March 2008
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and    14 March 2008
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and    14 March 2008
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and    12 March 2008
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and    12 March 2008
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and    11 March 2008
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and    10 March 2008
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and    10 March 2008
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and     6 March 2008
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and     6 March 2008
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and     5 March 2008
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and     4 March 2008
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and 28 February 2008
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and 25 February 2008
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and 21 February 2008
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and 20 February 2008
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and 19 February 2008
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and 19 February 2008
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and 19 February 2008
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and 15 February 2008
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and 15 February 2008
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and 14 February 2008
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and 12 February 2008
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and 12 February 2008
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and 11 February 2008
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and  8 February 2008
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and  5 February 2008
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and  24 January 2008
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and  11 January 2008
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and 28 December 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and 27 December 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and 27 December 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and 27 December 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and 27 December 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and 21 December 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and 19 December 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and 19 December 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and 17 December 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and 14 December 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and 13 December 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and 13 December 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and 13 December 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and 12 December 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and 12 December 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and 11 December 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and  7 December 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and  7 December 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and  7 December 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and  7 December 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and  5 December 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and  5 December 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and  3 December 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and 29 November 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and 28 November 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and 27 November 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and 23 November 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and 23 November 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and 21 November 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and 19 November 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and 14 November 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and 14 November 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and 13 November 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and 13 November 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and 13 November 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and 13 November 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and 13 November 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and  9 November 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and  8 November 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and  8 November 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and  6 November 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and  6 November 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and  5 November 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and  1 November 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and  1 November 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and  30 October 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and  23 October 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and  22 October 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and  18 October 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and  18 October 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and  17 October 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and  16 October 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and  15 October 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and  12 October 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and  10 October 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and   9 October 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and   9 October 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and   9 October 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and   5 October 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and   4 October 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and   3 October 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and   3 October 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and   3 October 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and     28 September
           15d-16)                                                2007
6-K        Report of foreign issuer (Rules 13a-16 and     27 September
           15d-16)                                                2007
6-K        Report of foreign issuer (Rules 13a-16 and     26 September
           15d-16)                                                2007
6-K        Report of foreign issuer (Rules 13a-16 and     26 September
           15d-16)                                                2007
6-K        Report of foreign issuer (Rules 13a-16 and     27 September
           15d-16)                                                2007
6-K        Report of foreign issuer (Rules 13a-16 and     25 September
           15d-16)                                                2007
6-K        Report of foreign issuer (Rules 13a-16 and     25 September
           15d-16)                                                2007
6-K        Report of foreign issuer (Rules 13a-16 and     21 September
           15d-16)                                                2007
6-K        Report of foreign issuer (Rules 13a-16 and     19 September
           15d-16)                                                2007
6-K        Report of foreign issuer (Rules 13a-16 and     18 September
           15d-16)                                                2007
6-K        Report of foreign issuer (Rules 13a-16 and     18 September
           15d-16)                                                2007
6-K        Report of foreign issuer (Rules 13a-16 and     14 September
           15d-16)                                                2007
6-K        Report of foreign issuer (Rules 13a-16 and     14 September
           15d-16)                                                2007
6-K        Report of foreign issuer (Rules 13a-16 and     14 September
           15d-16)                                                2007
6-K        Report of foreign issuer (Rules 13a-16 and     13 September
           15d-16)                                                2007
6-K        Report of foreign issuer (Rules 13a-16 and     12 September
           15d-16)                                                2007
6-K        Report of foreign issuer (Rules 13a-16 and     11 September
           15d-16)                                                2007
6-K        Report of foreign issuer (Rules 13a-16 and     11 September
           15d-16)                                                2007
6-K        Report of foreign issuer (Rules 13a-16 and     11 September
           15d-16)                                                2007
6-K        Report of foreign issuer (Rules 13a-16 and 7 September 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and 6 September 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and 5 September 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and 4 September 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and   29 August 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and   28 August 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and   23 August 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and   21 August 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and   20 August 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and   17 August 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and   16 August 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and   16 August 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and   14 August 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and   13 August 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and   10 August 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and   10 August 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and   10 August 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and    8 August 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and    7 August 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and    7 August 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and    3 August 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and    2 August 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and    2 August 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and    2 August 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and     31 July 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and     31 July 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and     27 July 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and     26 July 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and     26 July 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and     25 July 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and     23 July 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and     20 July 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and     20 July 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and     20 July 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and     19 July 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and     17 July 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and     16 July 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and     13 July 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and     13 July 2007
           15d-16)
UPLOAD     (Cover)SEC-generated letter                    12 July 2007
6-K        Report of foreign issuer (Rules 13a-16 and     12 July 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and     10 July 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and     10 July 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and     10 July 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and      6 July 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and      5 July 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and      5 July 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and      5 July 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and      5 July 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and      3 July 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and      2 July 2007
           15d-16)
11-K Annual report of employee stock purchase, 29 June 2007 savings and similar plans
11-K Annual report of employee stock purchase, 29 June 2007 savings and similar plans
11-K Annual report of employee stock purchase, 29 June 2007 savings and similar plans
6-K        Report of foreign issuer (Rules 13a-16 and     28 June 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and     28 June 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and     27 June 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and     26 June 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and     26 June 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and     26 June 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and     25 June 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and     22 June 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and     21 June 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and     20 June 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and     20 June 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and     19 June 2007
           15d-16)
UPLOAD     (Cover)SEC-generated letter                    18 June 2007
6-K        Report of foreign issuer (Rules 13a-16 and     18 June 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and     15 June 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and     15 June 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and     14 June 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and     12 June 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and     12 June 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and     12 June 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and     11 June 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and     11 June 2007
           15d-16)
CORRESP    (Cover)Correspondence                           4 June 2007
6-K        Report of foreign issuer (Rules 13a-16 and      4 June 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and      1 June 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and      31 May 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and      30 May 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and      30 May 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and      30 May 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and      29 May 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and      25 May 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and      25 May 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and      24 May 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and      24 May 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and      24 May 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and      22 May 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and      21 May 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and      21 May 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and      17 May 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and      16 May 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and      16 May 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and      16 May 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and      15 May 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and      14 May 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and      11 May 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and      10 May 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and      10 May 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and      10 May 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and       9 May 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and       8 May 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and       4 May 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and       3 May 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and       2 May 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and       1 May 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and    30 April 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and    30 April 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and    27 April 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and    26 April 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and    26 April 2007
           15d-16)
6-K        Report of foreign issuer (Rules 13a-16 and    26 April 2007
           15d-16)

Full details of the filings can be found on the SEC's website at: www.sec.gov

5.   FURTHER INFORMATION

     For more information about Unilever and its brands, please visit www.unilever.com


A copy of this Annual Information Update and copies of the documents referred to in it can be obtained from the Deputy Company Secretary at the following address:

Deputy Secretary
Unilever PLC
Unilever House
100 Victoria Embankment
London EC4Y 0DY


21 April 2008

SAFE HARBOUR STATEMENT:

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends' or the negative of these terms and other similar expressions of future performance or results, including financial objectives to 2010, and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report & Accounts on Form 20-F. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.


END.





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S H M A Dumoulin
                                        By  S H M A Dumoulin
                                            Secretary


Date: 21 April, 2008